Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019.

TABLE OF CONTENTS

•	Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the years and three-month periods ended December 31, 2020 and 2019.

•	Unaudited interim condensed consolidated statement of financial position as of December 31, 2020 and 2019.

•	Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the years ended December 31, 2020 and 2019.

•	Unaudited interim condensed consolidated statement of cash flows for the years and three-month periods ended December 31, 2020 and 2019.

•	Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars)

	Notes	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Revenue from contract with customers	4	273,938	415,976	79,536	96,445
Cost of sales:
Operating expenses	5.1	(88,018)	(114,431)	(22,589)	(25,716)
Crude oil stock fluctuation	5.2	3,095	310	5,529	(698)
Depreciation, depletion and amortization	12/13/14	(147,674)	(153,001)	(44,883)	(38,361)
Royalties		(38,908)	(61,008)	(12,009)	(13,289)

Gross profit		2,433	87,846	5,584	18,381

Selling expenses	6	(24,023)	(27,138)	(6,137)	(6,745)
General and administrative expenses	7	(33,918)	(42,400)	(7,259)	(13,248)
Exploration expense	8	(646)	(676)	(106)	(65)
Other operating income	9.1	5,573	3,165	342	907
Other operating expenses	9.2	(4,989)	(6,180)	(761)	(4,426)
Impairment of long -lived assets	2.4.2	(14,438)	—	(9,484)	—

Operating (loss) / profit		(70,008)	14,617	(17,821)	(5,196)

Investment in associates		—	—	—	(84)
Interest income	10.1	822	3,770	19	3,073
Interest expense	10.2	(47,923)	(34,163)	(14,224)	(13,854)
Other financial results	10.3	4,247	(715)	779	(10,391)

Financial results, net		(42,854)	(31,108)	(13,426)	(21,172)

(Loss) before income tax		(112,862)	(16,491)	(31,247)	(26,452)

Current income tax (expense) / benefit	15	(184)	(1,886)	25	(3,473)
Deferred income tax benefit / (expense)	15	10,297	(14,346)	17,410	(14,324)

Income tax benefit / (expense)		10,113	(16,232)	17,435	(17,797)

Net (loss) for the year / period		(102,749)	(32,723)	(13,812)	(44,249)

Other comprehensive income
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
- Remeasurements profit / (loss) related to defined benefits plans	25	460	(1,577)	15	(1,550)
- Deferred income tax (expenses) / benefit	15	(114)	394	(4)	387

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		346	(1,183)	11	(1,163)

Other comprehensive income for the year / period, net of tax		346	(1,183)	11	(1,163)

Total comprehensive (loss) for the year / period		(102,403)	(33,906)	(13,801)	(45,412)

(Loss) per share
Basic and Diluted (In US dollars per share)	11	(1.175)	(0.409)	(0.157)	(0.508)

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of financial position as of December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2020	As of December 31, 2019
Assets
Non-current assets
Property, plant and equipment	12	1,002,258	917,066
Goodwill	13	28,484	28,484
Other intangible assets	13	21,081	34,029
Right-of-use assets	14	22,578	16,624
Trade and other receivables	16	29,810	15,883
Deferred income tax		565	476

Total non-current assets		1,104,776	1,012,562

Current assets
Inventories	18	13,870	19,106
Trade and other receivables	16	51,019	93,437
Cash, bank balances and other short-term investments	19	202,947	260,028

Total current assets		267,836	372,571

Total assets		1,372,612	1,385,133

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	20	659,400	659,399
Share-based payment reserve		23,046	15,842
Accumulated other comprehensive loss		(3,511)	(3,857)
Accumulated losses		(170,417)	(67,668)

Total shareholders’ equity		508,518	603,716

Liabilities
Non-current liabilities
Deferred income tax liabilities		135,567	147,019
Leases liabilities	14	17,498	9,372
Provisions	21	23,909	21,146
Borrowings	17.1	349,559	389,096
Warrants	17.4	362	16,860
Employee defined benefit plans obligation	25	3,461	4,469
Accounts payable and accrued liabilities	24	—	419

Total non-current liabilities		530,356	588,381

Current liabilities
Provisions	21	2,084	3,423
Leases liabilities	14	6,183	7,395
Borrowings	17.1	190,227	62,317
Salaries and social security payable	22	11,508	12,553
Income tax payable		—	3,039
Other taxes and royalties payable	23	5,117	6,040
Accounts payable and accrued liabilities	24	118,619	98,269

Total current liabilities		333,738	193,036

Total liabilities		864,094	781,417

Total shareholders’ equity and liabilities		1,372,612	1,385,133

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the years ended December 31, 2020

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive losses	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the year	—	—	—	(102,749)	(102,749)
Other comprehensive income for the year	—	—	346	—	346

Total comprehensive (loss)	—	—	346	(102,749)	(102,403)

Share-based payments expenses (1)	1	7,204	—	—	7,205

Balances as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

(1)	Includes 10,494 of share-based payments expenses, net of tax charge (Note 7).

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the years ended December 31, 2019

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive losses	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2018	513,255	4,021	(2,674)	(34,945)	479,657

Loss for the year	—	—	—	(32,723)	(32,723)
Other comprehensive income for the year	—	—	(1,183)	—	(1,183)

Total comprehensive (loss)	—	—	(1,183)	(32,723)	(33,906)

Proceeds from Series A shares net of issuance costs	146,144	—	—	—	146,144
Share-based payments expenses (1)	—	11,821	—	—	11,821

Balances as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

(1)	Includes 10,655 of share-based payments, net of tax charge (Nota 7)

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars)

	Notes	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Cash flows from operating activities
Net (loss) for the year / period		(102,749)	(32,723)	(13,812)	(44,249)
Adjustments to reconcile net cash flows
Non-cash items related with operating activities:
(Reversal)/Allowances for expected credit losses	6	(22)	(118)	—	284
Foreign currency exchange difference, net	10.3	(3,068)	2,991	(4,146)	1,600
Unwinding of discount on asset retirement obligation	10.3	2,584	1,723	621	514
Increase of provisions, net	9.2	103	2,210	14	718
Interest expense leases	10.3	1,641	1,561	533	821
Effect of discount of assets and liabilities at present value	10.3	3,432	10	1,406	(849)
Share-based payment expense	7	10,494	10,655	2,751	3,123
Employee defined benefits obligation	25	250	220	46	(345)
Income tax benefit / (expense)	15	(10,113)	16,232	(17,435)	17,797
Bargain purchase on business combination	30	(1,383)	—	(1,383)	—
Non-cash items related with investing activities:
Depreciation and depletion	12/14	145,106	151,483	44,142	37,798
Amortization of intangible assets	13	2,568	1,518	741	563
Impairment of long-lived assets	2.4.2	14,438	—	9,484	—
Interest income	10.1	(822)	(3,770)	(19)	(3,073)
Changes in the fair value of financial assets	10.3	645	(873)	475	(6,131)
Investment in associate		—	—	—	84
Non-cash items related with financing activities:
Interest expense	10.2	47,923	34,163	14,224	13,854
Changes in the fair value of Warrants	10.3	(16,498)	(6,840)	107	14,278
Amortized cost	10.3	2,811	2,076	838	607
Impairment of financial assets	10.3	4,839	—	—	—
Changes in working capital:
Trade and other receivables		3,915	(2,073)	(13,328)	12,834
Inventories		(2,861)	(609)	(5,197)	277
Accounts payable and accrued liabilities		2,397	(22,105)	6,326	(6,073)
Payments of employee defined benefits obligations	25	(798)	(631)	(206)	(181)
Salaries and social security payable		(2,570)	5,406	2,309	4,660
Other taxes and royalties payable		(2,080)	2,377	(312)	(703)
Provisions		(1,672)	(2,298)	(622)	(429)
Income taxes paid		(4,731)	(26,327)	(544)	(1,235)

Net cash flows generated by operating activities		93,779	134,258	27,013	46,544

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the years and three-month periods ended December 31, 2020 and 2019.

(Figures stated in thousands of US dollars)

	Notes	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(153,257)	(240,315)	(54,914)	(49,968)
Payments for acquisition of other intangible assets	13	(3,664)	(4,225)	(957)	(1,156)
Proceeds from other financial assets		—	5,761	—	1,073
Proceeds from interest received		822	3,770	19	3,073

Net cash flows (used in) investing activities		(156,099)	(235,009)	(55,852)	(46,978)

Cash flows from financing activities:
Proceeds from Series A shares net of issuance costs		—	146,144	—	(760)
Proceeds from borrowing	17.2	201,728	234,728	27,763	59,729
Payments of borrowing´s cost	17.2	(2,259)	(1,274)	(187)	—
Payments of borrowing´s principal	17.2	(98,761)	(90,233)	(8,389)	(62,233)
Payments of borrowing´s interests	17.2	(43,756)	(32,438)	(8,100)	(8,319)
Payments of leases	14	(9,067)	(7,619)	(2,261)	(7,619)
Payments of other financial liabilities, net of restricted cash and cash equivalents		(16,993)	16,993	—	16,993

Net cash flows generated by (used in) financing activities		30,892	266,301	8,826	(2,209)

Net (decrease) increase in cash and cash equivalents		(31,428)	165,550	(20,013)	(2,643)
Cash and cash equivalents at the beginning of the year / period	19	234,230	66,047	222,365	236,367
Effects of exchange rate changes on cash and cash equivalents		(1,488)	2,633	(1,038)	506
Net (decrease) increase in cash and cash equivalents		(31,428)	165,550	(20,013)	(2,643)

Cash and cash equivalents at the end of the year / period	19	201,314	234,230	201,314	234,230

Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables and other accounts	82,298	23,943	82,298	23,943
Changes in asset retirement obligation provision with corresponding changes in property, plant and equipment	(366)	4,141	2,724	7,585

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Corporate and Group information

1.1 General information and Group structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”), on July 28, 2017.

Likewise, since July 26, 2019 the Company is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “VIST”.

The address of the Company´s main office is located in Mexico City (Mexico), at Volcán 150. Floor 5. Lomas de Chapultepec. Miguel Hidalgo. Zip Code.11000.

The main activity of the Company is, through its subsidiaries, the exploration and production of oil and gas (Upstream).

These unaudited interim condensed consolidated financial statements have been approved for issue by the Board of Directors on February 25, 2021.

There were no changes to the Group’s structure and activities since the date of issuance of the Group’s annual financial statements as of December 31, 2019.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the three-month periods ended December 31, 2020 and 2019 have been prepared in accordance with the International Accounting Standard (“IAS”) No. 34 – “Interim Financial Information”. The Company has chosen to present its financial statements corresponding to interim periods in the condensed form provided for in IAS 34. Selected explanatory notes are included to explain the events and transactions that are significant for the understanding of the changes in the Company´s financial position as of December 31, 2020 and the results of operations for the year ended December 31, 2020. Therefore, the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019.

These unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements as of December 31, 2019, except for the adoption of new standards and interpretations effective as from January 1, 2020.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value. These unaudited interim condensed consolidated financial statements are presented in U.S. Dollars (“US”), and all values are rounded to the nearest thousand (US 000), except when otherwise indicated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

These amendments had no impact on the interim condensed consolidated financial statements as of December 31, 2020, because the Company´s accounting policies already considered the modifications incorporated by IFRS 3.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The London Interbank Offered Rate (“LIBOR”) is the most commonly used reference rate in the global financial market. However, concerns about the sustainability of LIBOR and other Interbank Offered Rates (“IBORs”) globally has led to an effort to identify alternative reference rates. On 2017 the United Kingdom’s Financial Conduct Authority announcing that it would no longer persuade, or compel, banks to submit to LIBOR as of the end of 2021. This applies to LIBOR in all jurisdictions and in all currencies.

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (“IBOR”) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an “RFR”).

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the interim condensed consolidated financial statements as of December 31, 2020, because the Company does not have hedging instrument of interest rate.

On August 27, 2020 the IASB published the phase two of its IBOR reform project, focused on issues that affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The effective date is for annual periods beginning on or after January 1, 2021, but earlier application is permitted. This project of the phase two was approved by the IASB on October 7, 2020.

As of December 31, 2020, the Company has not initiated negotiations with the banks for those borrowings at LIBOR rates.

The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. However, any hedge relationships that have previously been designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is allowed.

These amendments had no impact on the unaudited interim condensed consolidated financial statements as of December 31, 2020, because the Company does not have hedging instrument of interest rate.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements.

A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Amendments to IFRS 16: regarding Coronavirus (“COVID-19”) related rent concessions

On May 28, 2020, the IASB issued Amendments to IFRS 16: in relation to rental concessions related to Coronavirus (“COVID-19”).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.

As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16 if the change were not a lease modification.

The amendments are effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. The amendment is also available for interim reports.

These amendments had no impact on the interim condensed consolidated financial statements because the Company has not applied the practical expedient as mentioned above in the lease modifications during the year 2020.

2.3 Basis of consolidation

The unaudited interim condensed consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. There have been no changes in the Company’s ownership interests in subsidiaries during the year ended December 31, 2020.

2.4 Summary of significant accounting policies

2.4.1 Going concern

The COVID-19 outbreak is currently having an indeterminable adverse impact on the world economy. The Group is facing a new oil market scenario with significant reduction in demand and oil prices due to extreme COVID-19 containment measures.

The Group immediately took decisive measures, such as reducing the 2020 work program (adjustments to capital investment plans, including renegotiation of investment commitments, financing and lease agreements) and continuous monitoring of operating and administrative costs.

In May 2020 and in the framework of the public emergency and the international crisis derived from COVID-19, the Argentine Executive Branch issued Decree No. 488/2020 establishing a reference price for deliveries of crude oil in the Argentine market equivalent to 45 US/ oilfield barrel (“bbl”). As of December 31, 2020, Decree No. 488/2020 is no longer in force because “Ice Brent First Line” price exceed 45 US/bbl for 10 consecutive days in August 2020. (See Note 2.5.1.2).

Likewise, under this current challenging scenario compliance with commitments will continue to be monitored. In the event of any default, creditors may choose to declare indebtedness, together with accrued interest and other charges.

The Board of Directors regularly monitor the Group’s cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant.

Considering macroeconomic environment conditions, the performance of the operations and the Group’s cash position, as of December 31, 2020, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

2.4.2 Impairment testing of Goodwill and non-financial assets other than Goodwill

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level at which there are separately identifiable cash flows that are largely independent of the cash flows of other Groups of assets or Cash Generated Units (“CGUs”). For this purpose, each owned or jointly operated oil and gas in four (4) CGUs in Argentina: (i) conventional oil and gas operating concessions; (ii) unconventional oil and gas operating concessions; (iii) conventional oil and gas non-operating concessions; (iv) unconventional oil and gas non-operating concessions. Likewise, the Company has identified two (2) CGUs in Mexico: (i) conventional oil and gas non-operating concessions; (ii) conventional oil and gas operating concessions.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company performed its annual impairment test in December of each year or when circumstances indicated that the carrying value may be impaired. The Company´s impairment test for goodwill and non-financial assets is based on value in use calculations; and reviews the relationship between the recoverable value and the book value of its assets.

As of December 31, 2020, the Company identified impairment indicators with respect to CGU´s located in Argentina and the CGU conventional oil and gas operated concesion in Mexico,mainly resulting from macroeconomic instability and the decline in the international price of crude oil, therefore, performed an impairment testing; using estimated cash flows per CGU to determine the expected value in use, to determine the recoverable amount of the long -lived assets and compare it against carrying amount of CGU.

As a result of the analysis performed, for the year ended December 31,2020 the Company recorded in Mexico an impairment of 14,044 related to the conventional oil and gas operating concessions CGU and 394 in Argentina related to the conventional oil and gas non-operating concessions CGU.

Furthermore, this quarter the Company recognized a reversal in impairment of 3,437 related to conventional oil and gas operating concessions CGU and 1,123 related to the conventional oil and gas non-operating concessions CGU in Argentina.

Key assumptions used

The calculation of value in use made by the Company CGU´s is more sensitive to the following assumptions:

	As of December 31, 2020
	Argentina	Mexico
Discount rates (post-tax)	12.5%	6.3%
Discount rates (pre-tax)	15.8%	8.4%
Crude oil, Natural Gas Liquids (“NGL”) and Natural Gas Prices
Crude oil - Brent (US/bbl.) 2021	48.0	48.0
2022	53.5	53.5
2023	52.0	52.0
2024	52.9	52.9
2025 Onwards	51.9	51.9
Natural Gas - Local prices (US/MMBTU (1)) 2021	2.3	2.3
2022 Onwards	3.5	2.0
NGL – Local prices (US/Tn.)
Onwards	350	—

(1)	Millions of British Thermal Unit

Sensitivity to changes in assumptions

With regard to the assessment of value in use as of December 31, 2020, the Company believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the any CGU to materially exceed its recoverable amount, except for these carrying amount:

As of December 31, 2019
	Argentina	Mexico
Discount rate	+/- 100 basis points
Carrying amount (1)	- /-	(1,146) / -
Expected Crude Oil, Natural Gas and NGL prices	+/- 10%
Carrying amount (1)	- / (20,889)	- / (3,063)

(1)	Related to the conventional oil and gas operating and non-operating concessions CGU in Argentina and conventional oil and gas operating concessions CGU in Mexico, respectively

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The sensitivity analysis presented above may not be representative of the actual change in the carrying amount as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

See Note 2.4 and 3 to the annual consolidated financial statements as of December 31, 2019 for more details of accounting policies.

2.5 Regulatory framework

A-	Argentina

2.5.1 General

2.5.1.1 Decree No. 297/2020

Consistent with recommendations that World Health Organization (“WHO”) urged to be taken by all countries affected by the COVID-19 pandemic, the Argentine Executive Branch issued Decree of Necessity and Urgency (“DNU”) No. 297/2020 that established the “social, preventive and obligatory isolation” in order to protect public health. This measure has been extended by successive Decrees, the last of these is the DNU No. 67/2021. This period may continue to be extended for the time considered necessary for the epidemiological situation.

This Decree establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors; and establishes certain exceptions, like minimum guards that ensure the operation and maintenance of oil and gas fields; oil and gas treatment and refining plants; transportation and distribution of electrical energy, liquid fuels, oil and gas; fuel vending stations and generators electric power.

2.5.1.2 Decree No. 488/2020

On May 19, 2020, the Argentine Executive Branch issued Decree No. 488/2020 (the “Decree”), which establishes a reference price for deliveries of crude oil in the Argentine market equivalent to 45 US/ bbl, with effect from May 19 until December 31, 2020 (the “Term of Validity”).

Said Reference Price, which was established in the Article 1 of Decree, will be in force as long as “Ice Brent First Line” price does not exceed 45 US/bbl for 10 consecutive days. As of December 31, 2020, Article 1 of Decree No. 488/2020 is no longer in force, because “Ice Brent First Line” price exceeded 45 US/bbl for 10 consecutive days in August 2020.

During the Term of Validity the Company must: (i) maintain the levels of activity and / or production registered in the previous year; (ii) maintain contracts with regional contractors and suppliers; (iii) maintain the current workforce as of December 31, 2019.

2.5.2 Gas Market

During the last few years, the Argentine Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.5.2.1 Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

The IR Program was created by the Secretariat of Energy in Argentina in accordance with Resolution No. 60/13 of the year 2013. This program established price incentives for production companies that adhere to it, to increase the production of natural gas in the country and NGL importation penalties in case of breach of the committed volumes. The aforementioned Resolution, which was amended by Resolutions No. 22/14 and No. 139/14 established a price ranging from 4 US/MMBTU to 7.5 US/MMBTU, based on the highest production curve attained.

On July 1, 2019, through Resolution No. 358/19, the Secretariat of Energy notified the Company of the cancellation of the IR Program receivable, which according to said Resolution would be cancelled with bonds issued by the National State (“Gas Natural Program Bonds”) denominated in US dollars, to be paid within a maximum term of thirty (30) installments.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

During the year ended December 31, 2020, the Company has amortized 8,266 bonds from the IR Program. As of December 31, 2020, the accounts receivable registered by the Company related to the program amounts to 4,012 of present value (4,140 of nominal value). See Note 16.

2.5.2.2 Promotion Plan for the Production of Argentine Natural Gas– Supply and Demand Framework 2020-2024 (“Gas Plan IV”)

On November 13, 2020 through of Decree No. 892/2020, the Argentine Executive Branch approved the Gas Plan IV, declaring the promotion of natural gas production a priority and national public interest.

Through Resolution No. 317/2020 of the Secretariat of Energy in Argentina, it invited natural gas producing companies to a National Public tender for the award of a total base natural gas volume of 70 MMm3/day each year; and an additional volume for each of the winter periods.

On December 15, 2020, through Resolution No. 391/2020, the Secretariat of Energy in Argentina awarded the volumes and prices; which means the subsequent conclusion of contracts with Compañía Administradora del Mercado Mayorista Eléctrico S.A. and other distribution licensees or sub-distributors, for the supply of natural gas for electric power generation and for residential consumption, respectively.

The Company, through its subsidiary in Argentina, was awarded with a base volume of 0.86 MMm3/day, at an annual average price of 3.29 US/MMBTU for a period of four years starting on January 1, 2021.

B-	México

2.5.3 General

Consistent with recommendations that the WHO urged to be taken by all countries affected by the COVID-19 pandemic, the Mexican government, by means of Decrees dated March 30, 2020, declared the epidemic of the disease generated by the COVID-19 virus a “sanitary emergency for reasons of force majeure”.

On March 31, 2020 the Mexican Federal Ministry of Health issued a Decree that establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors from March 30 to April 30, 2020. This Decree, among other things provides a list of essential activities that can continue functioning, including gas and oil activities, because they are considered as fundamental sector of the economy and an indispensable service. It also considers the distribution and sale of energy as an essential activity.

This measure has been extended, and this period may continue to be extended for the time considered necessary for the epidemiological situation, determined by the competent health authorities of the Federal Government and Mexico City.

Except as mentioned above, there have been no significant changes in the Company’s regulatory framework during the year ended December 31, 2020.

Note 3. Segment information

The Chief Operating Decision Maker (the “CODM” or “Committee”) is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors operating results and performance indicators of its oil and gas properties on an aggregated basis with the purpose of making decisions about allocation of resources, global negotiation with suppliers and the way agreements are managed with customers.

The Committee considers the exploration and production of natural gas, NGL and crude oil as one single segment (includes all upstream business), through its own activities, subsidiaries and shareholdings in joint operations, and based on the business nature, customer portfolio and risks involved. The Company did not aggregate any segment, as it has only one.

For the years ended December 31, 2020 and 2019 the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in this unaudited interim condensed financial statement.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table summarizes non-current assets by geographic area:

	As of December 31, 2020	As of December 31, 2019
Argentina	1,086,308	982,397
Mexico	18,468	30,165

Total non-current assets	1,104,776	1,012,562

Note 4. Revenue from contracts with customers

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Sales of goods	273,938	415,976	79,536	96,445

Total revenue from contracts with customers	273,938	415,976	79,536	96,445

Recognized at a point in time	273,938	415,976	79,536	96,445

4.1 Disaggregated revenue information from contracts with customers

Types of goods	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Revenue from crude oil	236,596	338,272	72,461	82,833
Revenue from natural gas	33,575	71,524	6,213	13,078
Revenue from NGL	3,767	6,180	862	534

Revenue from contracts with customers	273,938	415,976	79,536	96,445

Sales Channel	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Refineries	141,672	338,272	60,692	82,833
Export sales	94,924	—	11,769	—
Industries	17,491	39,279	2,717	6,875
Retail distributors of natural gas	13,809	26,452	2,499	4,300
Commercialization of NGL	3,767	6,180	862	534
Natural gas for electricity generation	2,275	5,793	997	1,903

Revenue from contracts with customers	273,938	415,976	79,536	96,445

Note 5. Cost of sales

5.1 Operating expenses

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Fees and compensation for services	44,912	67,209	11,061	13,451
Salaries and social security	12,593	10,943	3,493	3,654
Consumption of materials and repairs	11,181	17,062	3,036	3,545
Easements and tariffs	8,222	9,632	1,778	2,212
Employee benefits	3,867	2,836	1,061	985
Transportation	2,351	2,914	848	890
Others	4,892	3,835	1,312	979

Total operating expenses	88,018	114,431	22,589	25,716

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

5.2 Crude oil stock fluctuation

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Inventories of crude oil at the beginning of the year / period (Note 18)	3,032	2,722	598	3,730
Less: Inventories of crude oil at the end of the year / period (Note 18)	(6,127)	(3,032)	(6,127)	(3,032)

Total crude oil stock fluctuation	(3,095)	(310)	(5,529)	698

Note 6. Selling expenses

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Transportation	10,395	9,596	2,776	2,115
Taxes, rates and contributions	6,014	13,115	2,221	3,214
Fees and compensation for services (1)	4,603	50	261	11
Tax on bank transactions	3,033	4,495	879	1,121
(Reversal)/ Allowances for expected credit losses	(22)	(118)	—	284

Total selling expenses	24,023	27,138	6,137	6,745

(1)	For the year and three-month periods ended December 31,2020, includes 4,367 and 202 of crude storage services, respectively.

Note 7. General and administrative expenses

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Share-based payments expense	10,494	10,655	2,751	3,123
Salaries and social security	8,882	10,958	1,440	3,820
Fees and compensation for services	6,466	9,603	1,313	2,678
Employee benefits	4,984	6,055	1,050	1,970
Institutional advertising and promotion	1,215	1,179	250	(146)
Taxes, rates and contributions	740	1,718	230	801
Others	1,137	2,232	225	1,002

Total general and administrative expenses	33,918	42,400	7,259	13,248

Note 8. Exploration expenses

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Geological and geophysical expenses	646	676	106	65

Total exploration expenses	646	676	106	65

Note 9. Other operating income and expenses

9.1 Other operating income

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Other income for services (1)	3,924	3,165	886	907
Bargain purchase on business combination (Note 30)	1,383	—	1,383	—
Others	266	—	(1,927)	—

Total other operating income	5,573	3,165	342	907

(1)	Corresponds to services which are not directly connected with the main activity of the Company.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

9.2 Other operating expenses

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Restructuring expenses (1)	(3,469)	(3,244)	(432)	(2,542)
Reorganization expenses	(1,417)	—	(315)	—
Provision for environmental remediation	(463)	(816)	(185)	(492)
Provision for contingencies	(267)	(422)	(90)	(104)
Reversal/ (Allowance) Provision for materials and spare parts	627	(972)	261	(122)
Others	—	(726)	—	(1,166)

Total other operating expenses	(4,989)	(6,180)	(761)	(4,426)

(1)	The Company recorded restructuring charges that includes payments, fees; and other transactions cost; connected with to modification in the structure of the Group.

Note 10. Financial results

10.1 Interest income

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Financial interests	822	1,328	19	668
Interests on government notes at amortized costs	—	2,442	—	2,405

Total interest income	822	3,770	19	3,073

10.2 Interest expense

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Borrowings interest (Note 17.2)	(47,923)	(34,159)	(14,224)	(13,854)
Other interest	—	(4)	—	—

Total interest expense	(47,923)	(34,163)	(14,224)	(13,854)

10.3 Other financial results

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Amortized cost (Note 17.2)	(2,811)	(2,076)	(838)	(607)
Changes in the fair value of Warrants (Note 17.4.1)	16,498	6,840	(107)	(14,278)
Foreign currency exchange difference, net	3,068	(2,991)	4,146	(1,600)
Effect of discount of assets and liabilities at present value	(3,432)	(10)	(1,406)	849
Impairment of financial assets	(4,839)	—	—	—
Changes in the fair value of the financial assets	(645)	873	(475)	6,131
Interest expense leases (Note 14)	(1,641)	(1,561)	(533)	(821)
Unwinding of discount on asset retirement obligation	(2,584)	(1,723)	(621)	(514)
Others	633	(67)	613	449

Total other financial results	4,247	(715)	779	(10,391)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019, and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 11. (Loss)/ Profit per share

a) Basic

Basic profit (loss) per share are calculated by dividing the results by the weighted average of outstanding common shares during the year / period of the Company.

b) Diluted

Diluted profit (loss) per share are calculated by dividing the results by the weighted average number of common shares outstanding during the year / period, plus the weighted average number of common shares with dilution potential.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the profit per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the profit per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted profit (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period, no dilutive effect is recorded, being the diluted profit (loss) per share equal to the basic.

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Net (loss) for the year / period	(102,749)	(32,723)	(13,812)	(44,249)
Weighted average number of outstanding common shares	87,473,056	80,068,287	87,705,968	87,040,815

Basic and Diluted (loss) per share (US Dollar per share)	(1.175)	(0.409)	(0.157)	(0.508)

As of December 31, 2020, the Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / profit per share:

i.	21,666,667 Series A shares related to the 65,000,000 to the Series A warrants;

ii.	9,893,333 Serie A shares related to the 29,680,000 related to the sponsor warrants;

iii.	1,666,667 Serie A shares related to the 5,000,000 Forward Purchase Agreement (“FPA”) and;

iv.	7,714,286 Series A shares to be used pursuant to the Long-Term Incentive Plan (“LTIP”).

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorization of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

Changes in property, plant and equipment for the year ended December 31, 2020 are as follows:

	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities	Work in progress	Materials and spare parts	Total
Cost
As of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601
Additions (1)	11	133	—	2,197	186,230	37,317	225,888
Transfers	—	1,410	—	216,536	(182,199)	(35,747)	—
Disposals (2)	—	(123)	—	(366)	—	(173)	(662)
Impairment of long -lived assets (3)	—	—	—	(394)	—	—	(394)

As of December 31, 2020	2,456	21,831	353,076	876,663	79,556	28,851	1,362,433

Accumulated depreciation
As of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—	—	(220,535)
Depreciation	(187)	(3,731)	(13,884)	(121,941)	—	—	(139,743)
Eliminated on disposals	—	103	—	—	—	—	103

As of December 31, 2020	(276)	(7,466)	(33,373)	(319,060)	—	—	(360,175)

Net book value
As of December 31, 2020	2,180	14,365	319,703	557,603	79,556	28,851	1,002,258

As of December 31, 2019	2,356	16,573	333,587	461,571	75,525	27,454	917,066

(1)	Additions includes 2,018 related to Business Combination mentioned in Note 30.
(2)	Disposals of wells and production facilities related to the reestimation of assets retirement obligation.
(3)	See Note 2.4.2.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the year ended December 31, 2020 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of December 31, 2019	28,484	6,941	29,403	36,344
Additions	—	3,664	—	3,664
Impairment of long – live assets (1)	—	—	(14,044)	(14,044)

As of December 31, 2020	28,484	10,605	15,359	25,964

Accumulated amortization
As of December 31, 2019	—	(2,315)	—	(2,315)
Amortization	—	(2,568)	—	(2,568)

As of December 31, 2020	—	(4,883)	—	(4,883)

Net book value
As of December 31, 2020	28,484	5,722	15,359	21,081

As of December 31, 2019	28,484	4,626	29,403	34,029

(1)	See Note 2.4.2.

Note 14. Right of use assets and lease liabilities

The Company has lease contracts for various items of buildings, and plant and machinery, which are recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The carrying amounts of the Company’s right of use assets and lease liabilities and the movements during the year, are detailed below:

	Right –of –use assets			Lease liabilities
	Buildings	Plant and machinery	Total
As of December 31, 2019	2,060	14,564	16,624	(16,767)

Additions	114	17,273	17,387	(17,470)
Modifications	(257)	(3,671)	(3,928)	3,901
Depreciation (1)	(598)	(6,907)	(7,505)	—
Payments	—	—	—	9,067
Interest expense (2)	—	—	—	(2,412)

As of December 31, 2020	1,319	21,259	22,578	(23,681)

(1)	Includes depreciation associated to leases from drilling services incurred is capitalized as work in progress by 2,142.
(2)	Interest expenses of right of use associated to leases from drilling services incurred is capitalized as work in progress by 771.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

For the years ended December 31, 2020 and 2019, short-term and low-value leases and overhead spending were recognized in the statement of profit or loss and other comprehensive loss in the general and administrative expenses for 131 and 201, respectively.

Note 15. Income tax expense

The Company calculates income tax expense of the year / period using the tax rate that would be applicable to the expected total annual profit. The major components of income tax expense in the interim condensed consolidated statement for profit or loss are the following:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Income taxes
Current income tax (expenses) / benefit	(184)	(1,886)	25	(3,473)
Deferred income benefit / (expenses) tax relating to origination and reversal of temporary differences	10,297	(14,346)	17,410	(14,324)

Income tax benefit / (expense) reported in the statement of profit or loss	10,113	(16,232)	17,435	(17,797)

Deferred tax charged to OCI	(114)	394	(4)	387

Total income tax benefit / (expenses)	9,999	(15,838)	17,431	(17,410)

For the years ended December 31, 2020 and 2019, the Company’s effective tax rate was 9% and 98%, respectively. Significant differences between the effective and the statutory tax rate mainly includes: (i) devaluation of ARS against the US which impacts the tax deduction of the Company’s non-monetary assets and the generation of tax losses, and (ii) the application of the tax inflation adjustment in Argentina.

Note 16. Trade and other receivables

	As of December 31, 2020	As of December 31, 2019
Non-current
Other receivables:
Prepayments, tax receivables and others:
Income tax	11,995	—
Prepaid expenses and other receivables	9,884	9,594
Value Added Tax (“VAT”)	5,562	—
Minimum presumed income tax	1,034	1,462
Turnover tax	789	455

	29,264	11,511
Financial assets:
Advances and loans to employees	546	772
IR Program	—	3,600

	546	4,372

Total non-current trade and other receivables	29,810	15,883

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2020	As of December 31, 2019
Current
Trade:
Receivables from oil and gas sales (net of allowance)	23,260	52,676
Checks to be deposited	—	3

	23,260	52,679

Other receivables:
Prepayments, tax receivables and others:
VAT	17,022	3,953
Prepaid expenses and other receivables	3,228	1,861
Turnover tax	406	1,158
Income tax	254	16,274

	20,910	23,246
Financial assets:
IR Program (Note 2.5.2.1)	4,012	7,797
Receivables from third parties	1,974	3,797
Director’s advances and loans to employees	499	284
Price stability program of NGL	322	480
Balance with joint operations	24	14
Related parties (Note 26)	—	3,169
Loans to third parties	—	1,241
Others	18	730

	6,849	17,512

Other receivables	27,759	40,758

Total current trade and other receivables	51,019	93,437

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues.

The Company writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized a allowance for expected credit losses of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable. Likewise, due to the nature of the business, the Company has not identified significant changes on accounts receivable and other accounts receivable during the COVID-19 pandemic period.

As of December 31, 2020, and 2019, trade and other receivables under 90 days past due amounted to 5,024 and 6,189, respectively, and no allowance for expected credit losses of trade receivables was recorded. As of December 31, 2020, and 2019 the Company recognized a provision for expected credit losses in trade and other receivable of 3 and 100, respectively.

As of the date of these interim condensed consolidated financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

Note 17. Financial Assets and Financial Liabilities

17.1 Borrowings

	As of December 31, 2020	As of December 31, 2019
Non-current
Borrowings	349,559	389,096

Total non-current	349,559	389,096

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2020	As of December 31, 2019
Current
Borrowings	190,227	62,317

Total current	190,227	62,317

Total Borrowings	539,786	451,413

The maturities of the Company’s borrowings (excluding lease liabilities) and its exposure to interest rates are as follow:

	As of December 31, 2020	As of December 31, 2019
Fixed rate
Less than one year	113,174	43,370
One to two years	105,652	200,172
Three to five years	134,623	44,932

Total	353,449	288,474
Floating rates
Less than one year	77,053	18,947
One to two years	64,352	99,060
Three to five years	44,932	44,932

Total	186,337	162,939

Total Borrowings	539,786	451,413

See Note 17.4 for information regarding the fair value of the borrowings.

The following table details the carrying amounts of borrowings as of December 31, 2020:

Subsidiary (1)	Bank	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio y Citibank NA	July, 2018	US	150,000	Floating	LIBOR + 4.5%	July, 2023	277,353
				150,000	Fixed	8%
Vista Argentina		July, 2020	ARS	806,738	Floating	Badcor + 8.5%	January, 2022	10,977
				161,348	Fixed	43%
Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July, 2022	11,853
Vista Argentina	Banco BBVA	April, 2020	ARS	725,000	Floating	TM20+6%	April, 2021	4,676
Vista Argentina	Banco Macro	July, 2020	ARS	1,800,000	Floating	Badlar + 9%	July, 2021	23,217
Vista Argentina	Banco BBVA	July,2020	ARS	120,424	Floating	Badlar + 8%	January, 2022	1,509
Vista Argentina	Banco BBVA	October, 2020	ARS	130,482	Floating	Badlar + 8%	April, 2022	1,659
Vista Argentina	Bolsas y Mercados Argentinos S.A.	December, 2020	ARS	1,965,000	Fixed	31%	January, 2021	9,061 (2)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Additionally, during the years ended December 31, 2020 and 2019, Vista Argentina has issued a simple non-convertible debt security, under the Notes Program that was approved by the National Securities Commission in Argentina (“CNV”). The following table details the carrying amounts of negotiable obligations (“ON”):

Subsidiary (1)	Instruments	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	ON I	July, 2019	US	50,000	Fixed	7.88%	July, 2021	50,485
Vista Argentina	ON II	August, 2019	US	50,000	Fixed	8.5%	August, 2022	50,267
Vista Argentina	ON III	February, 2020	US	50,000	Fixed	3.5%	February, 2024	50,168
Vista Argentina	ON IV	August, 2020	ARS	725,650	Floating	Badlar + 1.37%	February, 2022	8,930
Vista Argentina	ON V	August, 2020	US	20,000	Fixed	0%	August, 2023	19,787
		December, 2020	US	10,000	Fixed	0%	August, 2023	9,910
Vista Argentina	ON VI	December, 2020	US	10,000	Fixed	3.24%	December, 2024	9,934

(1)	Vista Oil & Gas Argentina S.A.U.
(2)	Amount net of 17,023 of short-term investments in guarantees.

Under the aforementioned Notes Program, the Company may publicly offer and issue debt securities in Argentina for a total capital amount of up to 800,000 or its equivalent in other currencies at any time.

17.2 Changes in liabilities arising from financing activities

The movements in the Borrowings are as follows:

	As of December 31, 2020	As of December 31, 2019
Balance at the beginning of the year	451,413	304,767
Proceeds from borrowing (1)	198,618	234,728
Interest expense (2) (Note 10.2)	47,923	34,159
Payment of borrowing´s costs	(2,259)	(1,274)
Payment of borrowing’s interests	(43,756)	(32,438)
Payment of borrowing’s principal	(98,761)	(90,233)
Amortized cost (2) (Note 10.3)	2,811	2,076
Foreign currency exchange difference (2)	(16,203)	(372)

Balance at the end of the year	539,786	451,413

(1)	Includes 201,728 net of 3,110 of government bonds in guarantees (non-cash).
(2)	Non-cash movement.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.3 Financial instruments by category

The following chart presents financial instruments by category:

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 25)	8,004	—	8,004
Trade and other receivables (Note 16)	546	—	546

Total non-current Financial assets	8,550	—	8,550

Cash, banks and short-term investments (Note 19)	170,851	32,096	202,947
Trade and other receivables (Note 16)	30,109	—	30,109

Total current Financial assets	200,960	32,096	233,056

Liabilities
Borrowings (Note 17.1)	349,559	—	349,559
Warrants (Note 17.4)	—	362	362
Leases liabilities (Note 14)	17,498	—	17,498

Total non-current Financial liabilities	367,057	362	367,419

Borrowings (Note 17.1)	190,227	—	190,227
Accounts payable and accrued liabilities (Note 24)	118,619	—	118,619
Leases liabilities (Note 14)	6,183	—	6,183

Total current Financial liabilities	315,029	—	315,029

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 25)	7,882	—	7,882
Trade and other receivables (Note 16)	4,372	—	4,372

Total non-current Financial assets	12,254	—	12,254

Cash, banks and Short-term investments (Note 19)	251,245	8,783	260,028
Trade and other receivables (Note 16)	70,191	—	70,191

Total current Financial assets	321,436	8,783	330,219

Liabilities
Borrowings (Note 17.1)	389,096	—	389,096
Warrants (Note 17.4)	—	16,860	16,860
Leases liabilities	9,372	—	9,372
Accounts payable and accrued liabilities (Note 24)	419	—	419

Total non-current Financial liabilities	398,887	16,860	415,747

Accounts payable and accrued liabilities (Note 24)	98,269	—	98,269
Borrowings (Note 17.1)	62,317	—	62,317
Leases liabilities	7,395	—	7,395

Total current Financial liabilities	167,981	—	167,981

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the year ended December 31, 2020:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	822	—	822
Interest expense (Note 10.2)	(47,923)	—	(47,923)
Amortized cost (Note 10.3)	(2,811)	—	(2,811)
Changes in the fair value of Warrants (Note 10.3)	—	16,498	16,498
Foreign currency exchange difference, net (Note 10.3)	3,068	—	3,068
Effect of discount of assets and liabilities at present value (Note 10.3)	(3,432)	—	(3,432)
Impairment of financial assets (Note 10.3)	(4,839)	—	(4,839)
Changes in the fair value of the financial assets (Note 10.3)		(645)	(645)
Interest expense leases (Note 10.3)	(1,641)	—	(1,641)
Unwinding of discount on asset retirement obligation (Note 10.3)	(2,584)	—	(2,584)
Others (Note 10.3)	633	—	633

Total	(58,707)	15,853	(42,854)

For the year ended December 31, 2019:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL1	Total
Interest income (Note 10.1)	3,770	—	3,770
Interest expense (Note 10.2)	(34,163)	—	(34,163)
Amortized cost (Note 10.3)	(2,076)	—	(2,076)
Changes in the fair value of Warrants (Note 10.3)	—	6,840	6,840
Foreign currency exchange difference, net (Note 10.3)	(2,991)	—	(2,991)
Effect of discount of assets and liabilities at present value (Note 10.3)	(10)	—	(10)
Changes in the fair value of the financial assets (Note 10.3)	—	873	873
Interest expense leases (Note 10.3)	(1,561)	—	(1,561)
Unwinding of discount on asset retirement obligation (Note 10.3)	(1,723)	—	(1,723)
Others (Note 10.3)	(67)	—	(67)

Total	(38,821)	7,713	(31,108)

17.4 Fair values

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

17.4.1 Fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

•	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

•	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2020 and 2019:

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Short term investments	32,096	—	—	32,096

Total assets	32,096	—	—	32,096

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	362	362

Total liabilities	—	—	362	362

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Short term investments	8,783	—	—	8,783

Total assets	8,783	—	—	8,783

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	16,860	16,860

Total liabilities	—	—	16,860	16,860

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these unaudited interim condensed consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value could not be observed in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2019 through December 31, 2020 or from December 31,2018 through December 31, 2019.

The fair value of Sponsor Warrants is determined using the Black & Scholes warrant pricing model by taking into consideration the expected volatility of the Company’s common shares in estimating the Company’s future stock price volatility. The risk-free interest rate for the expected life of the Sponsor Warrants is based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following weighted average assumptions were used to estimate the fair value of the warrant liability as December 31, 2020:

As of December 31, 2020
Annualized volatility	40.212%
Domestic risk-free interest rate	4.344%
Foreign risk-free interest rate	0.129%
Maturity of warrants in years	2.29 years

This is a Level 3 recurring fair value measurement. The key Level 3 inputs used by management to determine the fair value are the market price and the expected volatility. As of December 31, 2020: (i) if the market price were to increase by US 0.10 this would increase the obligation by approximately 76; (ii) if the market price were to decrease US 0.10 this would decrease the obligation by approximately 66; (iii) if the volatility were to increase by 50 basis points this would increase the obligation by approximately 32 and; (iv) if the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 31.

Reconciliation of Level 3 fair value measurements:	As of December 31, 2020	As of December 31, 2019
Balance of warrant liability as of the beginning of the year:	16,860	23,700
(Profit) in fair value of warrants (Note 10.3)	(16,498)	(6,840)

Balance at year end	362	16,860

17.4.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the interim condensed consolidated financial statements are similar to their fair values, as explained in the correspondent notes.

As of December 31, 2020	Carrying amount	Fair Value	Level
Liabilities
Borrowings	539,786	567,381	2

Total liabilities	539,786	567,381

17.5 Financial instruments risk management objectives and policies

17.5.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Company. This strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each period.

Financial risk management is controlled by the Company’s Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities. The Company has reviewed its exposure to financial risk factors and has not identified any significant change to the risk analysis included within its 2019 annual financial statements except for the following:

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.5.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the US and ARS and other currencies. As of December 31, 2020 and 2019, the Company celebrated some derivative financial instruments and the impact in the results of the year is recognized in “Other financial results”.

The majority of the Company´s sales are directly denominated in US or the evolution of its price follows the evolution of the quotation of this currency.

From January 1, 2020 to December 31, 2020 the ARS depreciated by approximately 41%.

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rate against the US Dollar, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the US Dollar, the functional currency of the Company. The Company’s exposure to foreign currency changes for all other currencies is not material.

As of December 31, 2020
Change in Argentine Peso Rate	+/- 50%
Effect in profit or loss	(22,170) / 22,170
Effect in equity	(22,170) / 22,170

Argentine inflationary environment

In the year ended December 31, 2020 and 2019, the Argentine Peso devalued approximately 41% and 59%, respectively. The annual interest rates in 2020 and 2019 decreased approximately 26 points with respect to an average interest rate of 65% during 2019. As of December 31, 2020 and 2019, the 3-year cumulative rate of inflation reached a level of around 200% and 180%, respectively.

Cash flow and fair value interest rate risk

Management of interest rate risk seeks to minimize financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities since they may be considerably higher than variable rates. As of December 31, 2020 and 2019, approximately 35% and 36% of the indebtedness was subject to variable interest rates. For the year ended December 31, 2020 and 2019, the variable interest rate was 5.69% and 6.67%, for the borrowing denominated in US and 38.81% and 51.90% for the borrowings denominated in ARS, respectively.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

For the year ended December 31, 2020 and 2019 the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 18. Inventories

	As of December 31,2020	As of December 31,2019
Materials and spare parts	7,743	16,074
Crude oil stock (Note 5.2)	6,127	3,032

Total	13,870	19,106

Note 19. Cash, bank balances and short-term investments

	As of December 31,2020	As of December 31,2019
Money market funds	167,553	107,041
Mutual funds	30,886	7,756
Banks	2,875	139,931
Government bonds	1,633	5,300

Total	202,947	260,028

For the purposes of the statement consolidated of cash flows, cash and cash equivalents include the resource available in cash at the bank and investments with a maturity less than three-month. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	As of December 31,2020	As of December 31,2019
Cash, banks and short-term investments	202,947	260,028
Less
Government bonds	(1,633)	(5,300)
Restricted cash and cash equivalents (1)	—	(20,498)

Cash and cash equivalents	201,314	234,230

(1)

As of December 31, 2019, corresponded to cash and cash equivalents from Aleph Midstream S.A. (“Aleph”) that could be only used for the purpose explained in Note 27 of the 2019 annual consolidated financial statements.

Note 20. Share Capital

For the year ended December 31, 2020, 717,782 of Series A shares were issued as part of the LTIP granted to the employees of the Company, see more details on Note 33 of annual consolidated financial statements. Besides this matter there are no other material transactions that have taken place after December 31, 2019.

As of December 31,2020 and 2019, the Company´s variable share capital consists of 87,851,286 and 87,133,504 Series A common shares with no face value each, respectively, and each granting the right to one vote, issued and fully paid. As of December 31, 2020 and 2019, the authorized common capital of the Company includes 40,940,953 and 41,658,735 Series A common shares in its treasury, which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP.

The variable portion of the Company´s capital stock is of unlimited amount pursuant to the bylaws and the applicable laws, whereas, the fixed portion of the Company´s capital stock is divided into 2 class C shares.

Note 21. Provisions

	As of December 31,2020	As of December 31,2019
Non-current
Asset retirement obligation	23,349	20,987
Environmental remediation	560	159

Total non-current	23,909	21,146

	As of December 31,2020	As of December 31,2019
Current
Asset retirement obligation	584	761
Environmental remediation	1,141	2,340
Contingencies	359	322

Total current	2,084	3,423

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 22. Salaries and social security

	As of December 31, 2020	As of December 31, 2019
Current
Provision for gratifications and bonus	7,029	9,086
Salaries and social security contributions	4,479	3,467

Total current	11,508	12,553

Note 23. Other taxes and royalties payable

	As of December 31, 2020	As of December 31, 2019
Current
Royalties	4,152	4,539
Tax withholdings payable	843	866
VAT	46	597
Others	76	38

Total current	5,117	6,040

Note 24. Accounts payable and accrued liabilities

	As of December 31, 2020	As of December 31, 2019
Non-current
Accrued liabilities:
Extraordinary canon on Surplus Gas Injection Compensation	—	419

Total non-current	—	419

	As of December 31, 2020	As of December 31, 2019
Current
Accounts payable:
Suppliers	117,409	59,264

Total current accounts payable	117,409	59,264

Accrued liabilities:
Balances with joint operations	664	69
Extraordinary canon on Surplus Gas Injection Compensation	546	1,436
Related parties (Notes 26)	—	24,839
Sundry debtors	—	12,661

Total current accrued liabilities	1,210	39,005

Total current	118,619	98,269

Due to the short-term nature of the current accounts payables and accrued liabilities, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

Note 25. Employee defined benefit plans obligation

The following table summarizes the components of the net expense and the evolution of the long-term employee benefits liability in the unaudited interim condensed consolidated statement:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019
Current services cost	(60)	(68)	(6)	(14)
Cost of interest	(190)	(152)	(40)	359

Total	(250)	(220)	(46)	345

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2020
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the period
Balances at the beginning of the year	(12,351)	7,882	(4,469)
Items classified in profit or loss
Current services cost	(60)	—	(60)
Cost for interest	(587)	397	(190)
Items classified in other comprehensive income
Actuarial profit / (loss)	735	(275)	460
Benefit payments	798	(798)	—
Contributions paid	—	798	798

Balances at the end of the year	(11,465)	8,004	(3,461)

The fair value of the plan assets at the end of each year by category, is as follow:

	As of December 31, 2020	As of December 31, 2019
American government bonds	8,004	7,882

Total	8,004	7,882

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year:

As of December 31, 2020
Less than one year	901
One to two years	889
Two to three years	899
Three to four years	884
Four to five years	885
Six to ten years	4,239

Significant actuarial assumptions used were as follows:

As of December 31, 2020
Discount rate	5%
Assets return rate	5%
Salaries increase	1%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

If the discount rate would be 100 basis points higher (lower), the defined benefit obligation would decrease by 943 (increase by 1,199) as of December 31, 2020.

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 70 (decrease by 62) as of December 31, 2020.

The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring at the end of each reporting year, based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior year.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of each year, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Refer to Note 22 to the Annual Financial Statements as of December 31, 2019 for further details on the employee defined benefits plan obligation.

Note 26. Related parties transactions and balances

Note 2.3 to the Company’s annual financial statements as of December 31, 2019 provides information about the Group’s structure, including details of the subsidiaries of the Company.

The following table provides the total amount of balances with related parties:

	As of December 31, 2020	As of December 31, 2019
Current
Other receivables
REL Amsterdam (1)	—	2,355
Aleph Midstream Holding L.P. (1)	—	814

Total current	—	3,169

(1)	Corresponds to loans granted to Aleph investors, detailed in Note 27 to the Company´s annual financial statements as of December 31, 2019.

	As of December 31, 2020	As of December 31, 2019
Current
Accrued liabilities
REL Amsterdam (1)	—	24,032
Aleph Midstream Holding L.P. (1)	—	807

Total current	—	24,839

(1)	As of December 31, 2019, includes other accrued liabilities related to the investment agreement with Aleph. See Note 27 to the Company´s annual financial statements as of December 31, 2019.

Outstanding balances at year ended are unsecured and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables for the year ended at December 31, 2020 and 2019.

Note 27. Commitments and contingencies

There were no significant changes with respect to commitments and contingencies during the year ended December 31, 2020. For a description of the Company’s contingency and investment commitments with respect to its oil and gas properties, see Notes 28 and 29 of the 2019 annual consolidated financial statements.

Note 28. Operations in hydrocarbon consortiums

A-	Argentina

As mentioned in Note 30, on July 7, 2020, the Company acquired an additional 29.62% to the exploitation concessions of Coirón Amargo Norte (“CAN”) remaining as of December 31, 2020 with a 84.62% working interest (as operator).

B-	Mexico

On August 3, 2020 National Hydrocarbons Commission (“CNH”) approved transfer of the operation control in block CS-01, and the Company through its Mexican subsidiary Vista Oil & Gas, Holding II S.A. de C.V. (“Vista Holding II”) was designated as operator.

Additionally, on December 1, 2020, Vista Holding II, reached an agreement with Jaguar Exploración y Producción 2.3., S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V. (“Pantera”), all of them companies incorporated in accordance with the laws of the United Mexican States, with respect to the assignment of the Company´s working interest in the hydrocarbon exploration and extraction license contracts in blocks A-10 and TM-01 in favor of Pantera and Jaguar, respectively; and the transfer of total working interest that Jaguar has in block CS-01 in favor of Vista Holding II.

Consequently, on December 17, 2020, in accordance with applicable legislation, the corresponding notice was submitted to CNH, and once the respective regulatory procedure is exhausted, if applicable, CNH may grant the Resolution that gives rise to the formalization of the transfer of working interests. Subject to the approval, and as a consequence, Vista Holding II will assume 100% of working interests of block CS-01, and will transfer, in its entirety, its participation in blocks A-10 and TM-01, in favor of Pantera and Jaguar, respectively.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Except as mentioned before, there were no significant changes to operations in hydrocarbon consortiums during the year ended December 31, 2020. See Note 29 to the annual consolidated financial statements as of December 31, 2019 for more details about operations in hydrocarbon consortiums.

Nota 29. Tax Reform

A-	Argentina

Royalties and Export Duties

The Decree No. 488/2020 (mentioned in Note 2.5.1.2) establishes:

1)	Royalties must be calculated using the Reference Price.

2)

Export duties will be: (i) 0% if “Ice Brent First Line” is US 45 or less; or (ii) 8% if “Ice Brent first Line” price is US 60 or higher. In the event that the international price exceeds US 45 and is less than US 60, a formula contained in Decree will be applied.

In the case of royalties, as of December 31, 2020, Article 1 of Decree No. 488/2020 is no longer in force, because the “Ice Brent First Line” price exceeded 45 US/bbl for 10 consecutive days.

B-	México

Income Tax

The Tax Reform includes the mandatory disclosure “reportable schemes” by tax advisers or taxpayers. These schemes are defined as those that could generate obtaining of a tax benefit and includes: (i) restructuring; (ii) transmission of tax losses; (iii) transfer of depreciated assets that can also be depreciated by the acquirer; (iv) the use of tax losses that are about to expire; (v) abuse in the application of tax treaties with foreign residents and others.

The Tax Reform proposes to consider tax evasion as organized crime with the corresponding criminal sanctions.

Except as mentioned above, there were no significant changes with respect to tax reform during the year ended December 31, 2020. See Note 32 to the annual consolidated financial statements as of December 31, 2019 for more details.

Note 30. Business Combination

On July 7, 2020, due to the default of payment of joint venture partner, Madalena Energy S.R.L.(“Madalena”), and in accordance with the provisions of Coirón Amargo Norte Joint Operation Agreement (“JOA”), Vista Argentina jointly with its partner Gas y Petróleo del Neuquén S.A. (“GyP”), proceeded to exclude Madalena from the JOA, after such breach, through the subscription of Addendum VIII to the JOA, that aims to explore and exploit CAN.

Consequently, the Company through its subsidiary Vista Argentina, increased its working interest in the JOA from 55% to 84.62%, originating a gain of 1,383 (See Note 9.1).

In accordance with IFRS, this operation has been accounted as a business combination using the acquisition accounting method. The operation has been included in the consolidated financial statements since the date on which the Company obtained control of the additional working interest.

As per the JOA provisions, Vista has the right to claim payments made on Madalena´s behalf during the period of default.

Through Resolution No. 71/20 of the Ministry of Energy and Natural Resources, Addendum VIII to the JOA was approved and as of November 6, 2020 by Decree No. 1,292/2020 said approval was ratified with retroactively effects.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and 2019 and for the years and three-month periods ended December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 31. Subsequent events

The Company has evaluated subsequent events as of December 31, 2020 to assess the need for potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events until February 25, 2021, the date these financial statements were available to be issued.

•

On January 11 and 19, 2021, Vista Argentina signed a loan agreement with Banco de la Provincia de Buenos Aires S.A. in argentine pesos for an amount equivalent of 5,271 and 3,480, at an annual fixed interest rate of 40% and 41%, with and expiration date as of July 8, 2021 and July 16, 2021, respectively. Likewise, on February, 11 and 19, 2021, Vista Argentina paid interest corresponding to the same loan agreement for an amount in argentine pesos equivalent to 262.

•	On January 13, 2021, Vista Argentina paid interest corresponding to the loan of Banco Macro for an amount in argentine pesos equivalent to 2,168.

•

On January 15, 2021 and February 10, 2021, Vista Argentina signed loan agreement with Bolsas y Mercado Argentinos S.A. in argentine pesos for an amount equivalent of 9,355 and 5,665; at an annual fixed interest rate of 33.09% and 32.36% respectively, guaranteed by government bonds.

•

On January 19, 2021, Vista Argentina signed a loan agreement with Banco Santander International for an amount of 11,700; at an annual fixed interest rate of 1.8% and expiration date as of January 20, 2026.

•

On January 20, 2021 Vista Argentina, VISTA, Vista Oil & Gas Holding I, S.A. de C.V. (“Vista Holding I”), and Vista Holding II, entered into a fourth amendment to the Syndicated Loan, that included modifications to certain definitions. Likewise, Vista Argentina paid principal and interest of the same agreement for amount of 50,893.

On the same date, Vista Argentina entered into the first amendment to the loan agreement signed in July 2020 with a bank syndicate (“Syndicated Loan Pesos”) that include a new tranche that should be disturbed on July 20, 2021 for an amount in argentine pesos equal to 38,250.

With this new tranche, Vista will refinance 85% of the capital installment of the Syndicated Loan whose maturity is July 2021.

Additionally, the second tranche of the Syndicated Loan Pesos was received for an amount in argentine pesos equivalent to 27,000, at an annual floating interest rate equal to Badlar plus an additional margin, and with an expiration date on July 20, 2022.

Likewise, on January 20 and February 22, 2021, Vista Argentina paid interest of the first and second tranche of the same agreement for a total amount in argentine pesos equivalent to 2,176.

•

On January 29, 2021, Vista Argentina received the third tranche of the loan agreement signed with Banco Frances in July, 2020, for an amount in argentine pesos equivalent to 1,664; at an annual floating interest rate equal to Badlar plus an applicable margin of 8%, and expiration date as of July 31, 2022. On the same date, Vista Argentina paid principal and interest corresponding of the loan agreement signed with the same bank on July, 2019 and April, 2020 for an amount of 1,940 and 2,522, respectively; and paid interest corresponding to the loan agreement signed on July and October, 2020 for an amount in argentine pesos equivalent to 295.

•

On February 1 and 8, 2021, Vista Argentina paid interest corresponding to ON I; ON II and ON IV for an amount of 993, 1,071 and 647, respectively. Likewise, on February 22, 2021 Vista Argentina paid interest corresponding to ON III for an amount of 882.

The Company will continue to monitor the COVID-19 pandemic situation and the fluctuation of oil prices and is prepared to take any necessary measures to protect its financial position and operating performance.

There are no other events or transactions that occurred between the closing date of the year and the date of issuance of the unaudited interim condensed consolidated financial statements that could significantly affect equity or the Company´s results as of closing date.